December 8, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Amanda Ravitz, Esq.

Re: Medovex Corp.
Amendment No. 5 Registration Statement on Form S-1
Filed December 8, 2014
File No. 333-198621

Dear Ms. Ravitz:

    On behalf of Medovex Corp. (the “Company”), we are filing Amendment No. 5 to the Company’s Registration Statement on Form S-1, in order to eliminate the Series B Warrants and to correct a few small typos and updates.  Amendment No. 4 had been filed to reflect a change requested by the Company’s underwriters that the units offered pursuant to the registration statement trade for 45 days prior to the Company’s common stock, Series A Warrants and Series B Warrants separating and trading separately (note that the Series B Warrants are no longer part of the deal).

    Please feel free to contact me if you have any questions or comments.  The Company hopes its Registration Statement can be cleared prior to the close of business on December 11, 2014.  If you have any questions at all please feel free to call me.

Sincerely,

\s\Arthur S. Marcus
Arthur S. Marcus